Proxy Voting Results

A special meeting of the shareholders of the Touchstone Emerging Growth Portfolio (the "Portfolio") of Select Advisors Variable Insurance Trust (the "Trust") was held on October 30, 1997. The results of votes taken among shareholders on proposals are listed below.

Proposal 1

To approve a proposal to adopt a new portfolio advisory agreement between Touchstone Advisors, Inc. and Westfield Capital Management Company, Inc. ("Westfield") with respect to a portion of the assets of the Portfolio, to become effective upon the acquisition of Westfield by merger with an affiliate of Boston Private Bancorp, Inc.

                          # of Shares Voted % of Shares

                           Affirmative...........    921,105.326         89.20%
                           Against.................  111,466.107         10.80
                           Abstain.................            0.00       0.00


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